UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41324

AKANDA CORP.

(Name of registrant)

100 King Street W, Suite 1600

Toronto, Ontario M5X 1G5, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

EXPLANATORY NOTE

Akanda Corp. (the “Company”) held its Annual General and Special Meeting of Shareholders for the fiscal year 2024 (the “Meeting”) on April 30, 2025. There were 2,275,904 common shares to be voted, of which 312,049 were voted in person or by proxy. The following matters were submitted to a vote of the Company’s shareholders at the Meeting.

Proposal 1. A proposal to fix the number of directors for the Corporation at five. The results of the voting were as follows:

For	Against
308,629	3,420

Proposal 2. A proposal to elect five directors to serve until the next meeting of shareholders at which the election of directors is considered, or until his or her successor is duly elected or appointed, unless he or she resigns, is removed or becomes disqualified in accordance with the articles of the Company or the Business Corporations Act. The nominees, Christopher Cooper, David Jenkins, Jatinder Dhaliwal, Katharyn Field, and Usama Chaudhry, were elected to serve as directors. The results of the voting were as follows:

Nominees	Votes For	Withheld
Christopher Cooper	308,252	3,795
David Jenkins	308,364	3,684
Jatinder Dhaliwal	308,982	3,066
Katharyn Field	306,118	5,930
Usama Chaudhry	308,212	3,836

Proposal 3. A proposal to re-appoint GreenGrowth CPAs, as auditors of the Company for the 2025 fiscal year, and to authorize the audit committee of the Company to fix the auditors' remuneration and the terms of their engagement. The proposal was approved and results of the voting were as follows:

For	Withheld
309,435	2,613

Proposal 4. A proposal to consider and, if deemed appropriate, to pass, a special resolution, approving one or more amendments to the articles of the Company for one or more future consolidations of the Company’s issued and outstanding common shares on the basis of consolidation ratios to be selected by the Board of Directors of the Company within a range between two pre-consolidation common shares for one post-consolidation common share and 100 pre-consolidation common shares for one post-consolidation common share, provided that, (A) the cumulative effect of the share consolidation shall not result in a consolidation ratio that exceeds 100 pre-share consolidation common shares for one post-share consolidation common share, and (B) such share consolidation occurs prior to the earlier of the 12 month anniversary of the meeting and the next annual meeting of shareholders; and file the articles of amendment to give effect to the share consolidation at the selected consolidation ratio(s). The proposal was approved and results of the voting were as follows:

For	Against
302,566	9,482

As a result of the approval of Proposal 4, the Company's Board of Directors, if it deems it appropriate to approve such a consolidation, will determine the share consolidation ratio and thereafter provide public notice of the share consolidation on a Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: May 1, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director